Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 8, 2005

Via EDGAR

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Williams Scotsman International, Inc. Amendment No. 2
Registration Statement on Form S-1 (File No. 333-124459)

Ladies and Gentlemen:

On behalf of Williams Scotsman International, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2005 and amended on June 10, 2005.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jennifer R. Hardy, dated June 27, 2005 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein (the “Prospectus” or “Amendment No. 2”, as applicable).

The Company’s responses to the Staff’s comments are as follows:

General

1.                                      Refer to prior comment 3. As requested previously, if you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement’s effectiveness.

Response to Comment 1

The Company has submitted artwork for your review.  See inside front cover of the Prospectus.

Our Company, page 1

2.                                      Balance the disclosure in the last sentence about your revenues by discussing your net loss.

Response to Comment 2

The Company has deleted the reference to revenue on page 1 of the Prospectus.

Risk Factors, page 11

3.                                      Avoid generic conclusions in the risk factors’ headings and in the risk factors’ discussion such as Williams Scotsman’s business, result of operations, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the first, fourth, sixth, seventh, eighth, tenth, sixteenth, nineteenth, and twenty-first risk factors. Rather, explain specifically what the risk’s consequences or effects are for Williams Scotsman and its securityholders.

Response to Comment 3

The Company has revised the Risk Factors section of the Prospectus as requested.

Management’s Discussion and Analysis of Financial Condition, Critical Accounting Policies and Estimates, Goodwill Impairment, page 48

4.                                      Clarify that your consolidated net book value will increase substantially as a result of the current common stock offering which could impact future impairment analyses. Also, it continues to appear to us that you should address the significance of goodwill relative to other definite lived intangible assets under critical accounting policies since your purchase price allocations have a continuing impact on your financial statements.

Response to Comment 4

The Company has revised the Prospectus as requested.  See page 48 of Amendment No. 2.

Underwriting, page 95

5.                                      Refer to prior comment 29.  Disclose the information provided to us in your response.

Response to Comment 5

The Company has revised the Prospectus as requested.  See pages 95 and 96 of Amendment No. 2.

6.                                      We note the response to prior comment 31. Submit to Kristina S. Wyatt, Special Counsel, Office of Chief Counsel, screen shots and descriptions of any procedures that you intend to use for any electronic offer, sale, or distribution of the shares of common stock. Further, we request that the lead managers confirm that they will undertake to notify us if they become aware before the registration statement’s effectiveness of any members of the syndicate who will engage in online offering procedures.

Response to Comment 6

Citigroup Global Markets Inc. has submitted the requested information concerning the i-Deal Prospectus Delivery System to Ms. Kristina S. Wyatt.  A copy of the correspondence sent to Ms. Wyatt is attached hereto as Annex 1.

The Company has received confirmation from the joint lead managers that they will notify the Staff if they become aware before the Registration Statement’s effectiveness of any members of the syndicate who will engage in online offering procedures other than those previously cleared by the Staff.

7.                                      We note the response to prior comment 33. If the representatives change the public offering price or other material selling terms, disclose that you will file a post-effective amendment to the registration statement.

Response to Comment 7

The Company has revised the Prospectus to remove the statement that the representatives may change the public offering price and other terms of the offering.  See page 95 of Amendment No. 2.

Consolidated Statements of Stockholders’ Equity, page F-3

8.                                      We note your response to our comment 38. Explain to us how you determined that no adjustment to additional paid in capital was necessary based on paragraph 2(c)(b) of SFAS 148.

Response to Comment 8

The Company has advised us that it did not have any stock-based compensation liabilities or related deferred tax balances when it adopted Statement 123 on January 1, 2003.  Therefore, in accordance with Paragraph 2(c)(b) of Statement 148, there was no required adjustment made to additional paid-in capital upon adoption of the fair value provisions of Statement 123.

Note 2(h).  Goodwill, page F-15

9.                                      We note your response to prior comment 42. Given the number of branch offices that you operate, it remains unclear to us how you determined that it is appropriate to aggregate them into reporting units based on geographic regions. Expand your response to help us understand how you determined that all of the reporting units that you aggregate have a similar class of customer and similar economic characteristics. Also provide us copies of your internal reports related to branch offices.

Response to Comment 9

In accordance with paragraph 30 of Statement 142, an operating segment shall be deemed to be a reporting unit if all of its components are similar.  As indicated in the Company’s previous response, the Company believes that its branches have similar classes of customers and similar economic characteristics.

Classes of Customers at Branches

The Company has approximately 25,000 customers in approximately 450 different industries.  These customers are not uniquely classified within any branch operation. Within these industries, the same customer could utilize the Company’s five different products: single-wide modular space units, section modular, classrooms, sales offices, or storage products.  For example, a customer in the education industry may lease the Company’s classroom product for educational needs while at the same time leasing section modular and storage products for office and storage needs.  Rents are based on the size and quality of the unit regardless of the type of customer.  The Company also utilizes similar marketing methods within each region of the country where branches are located and has a common or interchangeable sales force for its customers.  These factors indicate a similarity of the type or class of customers for the products and services across the Company’s branches.

Similar Economic Characteristics

Paragraph 17 of SFAS No. 131 specifically mentions that segments with similar economic characteristics would have similar long-term average gross margins. The Company notes that while there will be branches with anomalous margins for a short period in any analysis of branch operations, long-term branch margins are similar.  This is consistent with the dispersion of customers throughout the Company’s 85 branch geographic network and the fact that each branch is offering the same products and services to the Company’s customers across this network.

The Company has supplementally provided to the Staff a margin analysis utilized by the Company in developing its assessment of reporting units based on geographic regions. The Company respectfully requests that the materials so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act and be returned by the Staff upon completion of its review.

Note 2(o).  Revenue Recognition, page F-18

10.                               We note your response to prior comment 44. Explain if or how you consider competitive pricing pressures in your determination of the fair value of leasing fees. Tell us more about the range of prices that you realize on leasing services. Also tell us how increases or decreases in the leasing fees affect the fair value allocation between delivery and installation services and leasing fees. Also explain your statement that “rental fees associated with the month-to-month arrangements are generally equal to the monthly rent associated with the initial rental period.”

Response to Comment 10

The Company notes that as an industry, it is subject to normal competitive pricing pressures.  These pricing pressures do not cause the Company to vary significantly the rental fee it charges for similar units from customer to customer within the geographical areas in which it operates.  The rental rates that the Company charges are a function of the type of unit a customer chooses to lease as opposed to the nature of the customer or other customer attributes.  For example, a customer renting a storage container may incur a monthly lease charge of $85 per month while the same customer renting a classroom may pay $250 per month.  Within the classroom product, a customer generally will also pay a different rate depending on the length or width of the unit.

The Company utilizes a standard price list in the determination of rates to be charged for its products and services, including delivery, site-work and leasing revenue within its different geographical areas.  These price lists are developed based on a review of the current market conditions, including competitive influences, and the price the Company believes a willing buyer will pay for its product and services, and are updated at least annually.  Variances from these price lists in arrangements with customers are insignificant.

The Company determines the fair value of its multiple element arrangements based on separate sales of those elements.  The fair value of rental transactions is established based on monthly renewal rates consistent with the established price list.  In addition, site-work and delivery services are also sold separately.  For example, the Company is often requested by a non-leasing customer to assist them in relocating a unit that the non-leasing customer owns.  The Company consistently charges the established rate for these services.  Because the Company sells these elements separately at consistent prices for similar units within the geographical areas in which it operates, the Company believes fair value of the elements is supported in accordance with EITF 00-21.

Regarding the Staff’s request to explain the Company’s statement that rental fees associated with the month-to-month arrangements are generally equal to the monthly rent associated with the initial rental period, the Company provides the following example:

•                                          The Company enters into a 12-month lease agreement to lease a unit to a customer providing for monthly rental fees.

•                                          The monthly rental rate is $100 per month.

•                                          The Company also receives fees for up-front delivery and set-up services.  These services are provided at current market rates.

At the end of the 12 month period, the customer decides that it would like to continue leasing the unit on a month-to-month basis.  Generally, the customer will continue paying the $100 per month rental fee over the new month-to-month term.

As noted previously, approximately 60% of all units on rent were under monthly rental arrangements at March 31, 2005.

11.                               Clarify what insurance waivers are and why they are necessary. Clarify when and how the related revenue is recognized.

Response to Comment 11

The Company requires that customers provide proof of insurance for units leased.  The Company offers a program in which it will allow a customer a waiver of insurance for a fee to be paid by the customer.  The result is that the Company self-insures these units.  The insurance waiver fee is billed in accordance with the terms of the lease agreement, typically monthly, at a fixed rate depending on the size of the unit.  This revenue is generally recognized straight-line over the term of the lease.

Note 2(q).  Business Segment, page F-19

12.                               We note your response to prior comment 48. Provide us a more comprehensive analysis that demonstrates that the operating segments you aggregate had similar economic characteristics during each period presented.

Response to Comment 12

The Company has supplementally provided summarized gross margin information and a copy of its income statement by region for the years ended December 31, 2004, 2003 and 2002 utilized by the Chief Operating Decision Maker. This analysis demonstrates that the regions have similar economic characteristics because they have similar margins. The Company respectfully requests that the materials so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act and be returned by the Staff upon completion of its review.

Note 11.  Assets Held for Sale, page F-29

13.                               We note your response to prior comment 52. Given the significant impairment charge that you recorded in 2003, it remains unclear to us how you determined that the estimated useful lives and salvage values related to your rental fleets are appropriate. Explain to us how and why the units included in the 2003 impairment charge came to be in such a poor condition that the selling price of these units was substantially below their net carrying value. Also, we note that you continue to have a significant amount of excess capacity. Tell us more about the condition of the units included in excess capacity. Tell us if the units are currently in rentable or sellable condition and how their net carrying value compares with your estimate of their sales value.

Response to Comment 13

The Company does not have a significant amount of excess capacity.  As of March 31, 2005, the Company’s utilization rate was approximately 80%.  The Company’s business cannot operate effectively at 100% utilization, and it has internally determined that a utilization rate of between 80% to 85% is optimal.  This utilization rate allows the Company to provide timely and responsive service to its customers to meet their demands, maintain the Company’s fleet in superior condition over its long useful life and allow for an appropriate amount of inventory on-hand to respond to customer demand.  Utilization levels in excess of 85% would result in the Company not being able to fulfill demand, and thus negatively affect customer satisfaction and relationships, and would not provide for the proper maintenance of the Company’s units.  The Staff’s question also seems to imply that there are specific units designated as excess capacity.  There are no such designated units in the Company’s fleet. At any point in time, units not on rent have no general characteristics that distinguish them from units currently rented.

During 2003, the Company’s utilization rate fell to 76%, which was a ten year low.  As a result of this low utilization rate, the Company did suffer excess capacity as its idle fleet began to grow.  Given this excess capacity, the Company did not make the incremental investment in these units necessary to obtain “like-new” rental rates, and these excess units remained on the Company’s storage lots. In addition, because these units were sold in bulk sales with the objective of expediting disposal and cash flows, the price obtained was lower than the general market value for a single unit.

As noted in the Company’s previous response, the Company believes that its fleet is fairly stated and that the useful lives and salvage values currently being utilized are the best estimates of their future utility and residual value.  In the Company’s previous response, it noted that the units identified for sale had an average age of approximately 17 years as of December 31, 2004.  The average age of these units when sold supports the Company’s 20 year estimated life. The Company currently has units in its fleet with ages in excess of 30 years.

The Company believes that salvage values utilized related to its rental fleet are supported by the fact that during 2004, the Company had an average margin of 22% on the sale of used units and an annual three-year range of 21% to 24%.  Had the Company made the incremental investment to the units above, the Company believes that the salvage value related to these units would have been recovered.

The Company believes that the impairment charge taken in 2003 was directly related to the economic downturn during the period and resulting reduction in utilization and is not indicative of the current fleet and its estimates of average useful lives or salvage values of the fleet taken as a whole.

Exhibit 3.2

14.                               Revise since you did not file the exhibit with pre-effective amendment 1 to the registration statement. We note the disclosure under Item 16 that the exhibit is to be filed by amendment.

Response to Comment 14

The Company has filed the form of its Amended and Restated Certificate of Incorporation as Exhibit 3.2 to this Amendment No. 2.  In addition, we are sending to the Staff a draft of the legality opinion to be provided by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Gary Li at (212) 373-3245.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:                                 Gerard E. Holthaus

John B. Ross, Esq.

Williams Scotsman International, Inc.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen and Hamilton LLP

Annex I

[Letterhead of Cleary Gottleib Steen & Hamilton LLP]

Writer’s Direct Dial: (212) 225-2864

E-Mail: jkarpf@cgsh.com

July 8, 2005

VIA EDGAR AND FACSIMILE

Ms. Kristina S. Wyatt
Special Counsel
Office of the Chief Counsel
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC  20549

Re:       Williams Scotsman International, Inc. Registration Statement on
Form S-1 (File No. 333-124459) (the “Registration Statement”)

Dear Ms. Wyatt:

We are counsel to the underwriters with respect to the proposed initial public offering of shares of common stock (the “Offering”) by Williams Scotsman International, Inc. (“Williams Scotsman”) and the selling stockholders named in the prospectus included in the Registration Statement.  In connection with the review of the Registration Statement by the staff of the Securities and Exchange Commission (the “Staff”), Williams Scotsman has been asked to provide you with screen shots and descriptions of any currently known procedures that the underwriters intend to use for any electronic offer, sale or distribution of the shares of common stock offered pursuant to the Registration Statement.

Based on information that we have received from the underwriters, we are writing to inform you that Citigroup Global Markets Inc. (“Citigroup”), one of the lead managers with respect to the Offering, intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectuses to U.S. institutional clients in connection with the Offering.  Citigroup will not use i-Deal in connection with any directed share program or offers to retail investors.  Citigroup will use this system to complement its process for hard copy delivery of preliminary prospectuses.  Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal.  The final prospectus and related confirmations will be delivered in hard copy through Citigroup’s existing processes.  In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Citigroup intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required re-circulation, and (iii) any supplement or sticker to a preliminary prospectus.  Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

We understand that these procedures were approved by you in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004, and Citigroup has confirmed that to date the i-Deal materials approved by you have not changed and that Citigroup intends to follow the same procedures as were more fully set forth in its communications with you regarding the Great Wolf Resorts, Inc. offering.  A copy of the i-Deal screen shots used in connection with Great Wolf Resorts, Inc. offering are attached hereto as Annex 1.

We have also been advised by Lehman Brothers Inc., one of the lead managers of the Offering, that it or its affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously cleared by the Staff.

Please do not hesitate to contact me at (212) 225-2864 or my colleague, Omar R. Rehman, at (212) 225-2436 should you have any questions or concerns regarding i-Deal or online procedures to be used in the Offering.

Very truly yours,

/s/ Jeffrey D. Karpf

Jeffrey D. Karpf

Attachments

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***AMENDED***Great Wolf Prospectus from Citigroup Global Markets, Inc. ***AMENDED***

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